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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05071999

RECD S.E.C. NOV 2 3 2005 1086

RECEIVED NOV 2 3 2005 DIVISION OF CORPORATION FINANCE OFFICE OF EMERGING GROWTH COMPANIES

AMENDED FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Casino Players, Inc.
(Exact name of issuer as specified in its charter)

NV
(State or other jurisdiction of incorporation or organization)

1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062 (954) 784-8280
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

J. Bennett Grocock, Esq., The Business Law Group, 255 S. Orange Ave., Suite 1201, Orlando, FL 32801 (407) 992-1101
(Name, address, including zip code, and telephone number, including area code, of agent for service)

PROCESSED NOV 2 3 2005 THOMSON FINANCIAL

7990	542156042
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

William Forhan, 1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062,

Joe Fahoome, 1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062

(b) the issuer's officers;

William Forhan, CEO, Secretary

Joe Fahoome, President

(c) the issuer's general partners;

None

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

William G. Forhan (9 million shares 30.9 %)

Joseph Fahoone (9 million shares 30.9 %)

David Scott (2 million shares 6.9 %)

Invicta Group, Inc. (4 million shares 13.7%)

Ivest Investments, LLC (2,900,000 shares 9.9%)

Double Diamond Investments, Inc. (2,200,000 shares 7.6%)

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Same as Item (d) above

(f) promoters of the issuer;

None

(g) affiliates of the issuer;

None

(h) counsel to the issuer with respect to the proposed offering;

The Business Law Group

255 S. Orange Ave, Suite 1201, Orlando, FL 32801

(i) each underwriter with respect to the proposed offering;

None

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners;

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

There are no Affiliates of Issuer that are selling security holders; therefore, the following statement DOES apply:

"The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years."

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Colorado
Delaware
District of Colombia
Georgia
Idaho
Louisiana
Kentucky
Missouri
Montana
Nevada
New York
Ohio
Pennsylvania
Tennessee
Utah
Washington
Wyoming

Methods: Personal contacts of issuer and its officers, directors, and shareholders.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Casino Players, Inc.

(2) the title and amount of securities issued;

Common Stock 29,300,000 shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

20 Million founders' shares, at par value of $.0001 per share

4,000,000 shares issued for purchase of assets

5,300,000 shares issued for services rendered

(4) the names and identities of the persons to whom the securities were issued.

Joe Fahoome, President. 9 million shares, as founder

William Forhan, CEO, 9 million shares, as founder

David Scott, 2 million shares, as founder

4,000,000 shares issued to Invicta Group, Inc. for purchase of assets, including "Casino Rated Players" name and trademark, web site, and marketing materials and customer list.

iVest Investments, LLC, a Colorado limited liability company, 2,900,000 shares for business consulting services.

Double Diamond Investments, Inc., a Nevada corporation 2,200,000 shares for business consulting services.

David Dreslin received 200,000 shares for business consulting services.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(2)

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None

(2) To stabilize the market for any of the securities to be offered;

None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None

PART II — OFFERING CIRCULAR

OFFERING CIRCULAR MODEL B

Casino Players, Inc.

1000 S. Ocean Blvd., #15P, Pompano Beach, FL 33062

(954) 784-8280

November 8, 2005

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per Share	$.25	0	
Total	$2,000,000	0	$1,990,000 (1)

The Company hereby offers on a "best efforts, no minimum basis" (the "Offering"), only up to a maximum of 8,000,000 shares of common stock (the "Shares"), $.0001 par value, for a price of $0.25 per Share. The proposed sale to the public will commence on or about December 1, 2005 (or such earlier or later date that this offering has been qualified by the U.S. Securities and Exchange Commission) and will terminate no later than June 1, 2006, unless extended by the Company, in its sole discretion, for an additional period of up to 90 Days.

In addition, 6,000,000 shares of common stock held by certain persons (with a total value of $1,500,000) have been included in this Circular for purposes of resale. None of the proceeds from such resales will go to the Company.

The price of the Shares offered hereby has been arbitrarily determined by the Company and does not bear any relationship to the Company's assets, book value, net worth, results of operations or any other recognized criteria of value. For additional information regarding the factors considered in determining the offering price of the Shares, see "Risk Factors - Arbitrary Offering Price."

This offering circular shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR

DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

Casino Players is a casino representation company licensed to do business with over 25 Casino Resorts in North America and the Caribbean. While we are a new entity, we purchased the entire ongoing business from an entity known as Casino Rated Players, Inc., including the name "Casino Rated Players," web site, good will, and marketing materials and strategies, and we are continuing that business unabated.

A casino representative company ("Casino Rep") must qualify for a gaming license in every state that offers gambling and then with a respective Casino Resort that is offering a commission for delivering Players to their property. Once a Casino Rep is licensed with a casino resort, it can request free rooms or suites for qualified gamblers and gaming players and receive a commission from the moneys played by such persons (typically, money that has been played at least 4 hours during a day).

RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. ONLY THOSE PERSONS ABLE TO LOSE THEIR ENTIRE INVESTMENT SHOULD PURCHASE THESE SECURITIES. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS OFFERING STATEMENT, INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT DECISION REGARDING THE COMMON STOCK. ALL STATEMENTS, TREND ANALYSES AND OTHER INFORMATION CONTAINED IN THIS MEMORANDUM RELATIVE TO MARKETS FOR THE COMPANY'S PRODUCTS AND TRENDS IN NET SALES, GROSS MARGIN AND ANTICIPATED EXPENSE LEVELS, AS WELL AS OTHER STATEMENTS, INCLUDING WORDS SUCH AS "ANTICIPATE," "BELIEVE," "PLAN," "ESTIMATE," "EXPECT," "INTEND," AND OTHER SIMILAR EXPRESSIONS, CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO BUSINESS AND ECONOMIC RISKS, AND THE COMPANY'S ACTUAL RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS.

1. You may never realize a Return on your Investment. THERE IS NO ASSURANCE THAT A PURCHASER OF SHARES WILL REALIZE A RETURN ON HIS INVESTMENT OR THAT HE WILL NOT LOSE HIS ENTIRE INVESTMENT IN THE COMPANY. To date, the Company has limited operations and revenues. There can be no assurance that we will ever achieve profitable operations. Our ability to implement our business plan is dependent, among other things, on the completion of this Offering. If we fail to raise any or a sufficient amount of money in this offering, we may fail as a business.

2. Our limited operating history will make it difficult to evaluate an investment in our common stock. Casino Players commenced operations in July 2001 (as Casino Rated Players, Inc., our predecessor entity), which may make it difficult for you to evaluate our business and prospects based on prior performance. Our predecessor did not have a substantial business, and there is no assurance we will be able to develop a successful and profitable business.

3. The Offering Price of the Shares has been arbitrarily determined. There has been no prior market for our common stock or other securities. We have determined the offering price of the Shares arbitrarily, and this price does not necessarily bear any relationship to our assets, net worth, results of operations, or any established criteria of value. The offering price should not be considered an indication of the actual value of the Shares.

4. We may have challenges managing our growth. We can't assure you that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. We can't assure you that such additional management will be identified and retained by us. If we are unable to manage our growth efficiently and effectively or are unable to attract and retain additional qualified management, then there could be a material adverse effect on our financial condition and results of operations.

5. Our Competitors are bigger and better financed. Certain of our competitors are much larger and well established and have significant financing in place for growth. They also may have lower overhead cost structures and may, therefore, be able to provide their products at lower prices than can the Company. While the Company feels it can penetrate a portion of the existing market share of the larger competitors, we can give no assurance that we will ever be able to secure long-term and profitable customer accounts.

6. The voting control by our directors and officers will make it impossible for other stockholders to effect change even if they are dissatisfied with management's performance. Our directors and officers beneficially own approximately 60% of Casino Players' currently issued and outstanding shares of common stock. Even if all of the shares covered by this Circular are sold, Casino

Players officers and directors will continue to own more than 46% of all outstanding shares, and will, as a practical matter, be able to prevent other stockholders from participating in decisions, such as the election of directors, which affect our management and business direction.

7. We are Dependent On Key Personnel. We believe that our success will depend on the experience of our key managers and other qualified executive leadership. But we will also need the services of other qualified personnel. Although we intend to enter into an employment agreement with each of our executive officers, we can't assure you that any individual will continue in such capacity for any particular period of time. The loss of key personnel or the inability to hire and retain qualified employees could have an adverse effect on our business, financial condition and results of operations.

8. Our corporate documents provide Certain Anti-Takeover Provisions. Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of preferred stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. This ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals and other attempts to buy our company.

9. Our Managers have broad discretion in Applying the Proceeds of this offering. Our management team has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changing circumstances and opportunities. Thus, our success will be substantially dependent upon the discretion and judgment of our management team in applying and allocating these net proceeds.

10. We may never Pay Dividends. To date, we have not paid any cash dividends on our common stock. And even if we become profitable in the future, it is likely that we will retain much or all of our future earnings to finance future growth and expansion. Therefore, we do not presently intend to pay any dividends, and it is not likely that we will pay any dividends in the foreseeable future.

11. There has been no prior market for our stock, and there may only be limited ways to transfer your shares. No prior market has existed for our securities, and we can't assure you that a market will develop subsequent to this offering. You must be fully aware of the long-term nature of an investment in the Company. The Shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and similar provisions of applicable state laws. While it is our intent to apply for listing of the Shares for trading on the Over the Counter Pink Sheets Market, we can't assure you that we will be successful in such application or, that if we are successful, that a market for our common stock will ever develop or continue on the Pink Sheets or other exchange, purchasers of Shares will need to bear the

economic risk of the investment for an indefinite period of time. Ownership of the Shares must be considered a long-term, non-liquid investment. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account, for long-term investment only, and not with a view towards resale, fractionalization, division, or distribution.

12. There is No Minimum Number of Shares we have to sell in this Offering. We are making this offering on a "best efforts, no minimum basis." What this means is that all the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that subscriptions for the entire Offering will be obtained. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objectives could be adversely affected if the entire offering of Shares is not fully subscribed for.

13. This Memorandum contains Forward-looking Statements. The discussion in this Memorandum regarding the Company and our business and operations includes "forward-looking statements." These statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate," "intend" or "continue" or the negative version of them, other variations of them, or comparable terminology. You are cautioned that all forward-looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. We do not have a policy of updating or revising forward-looking statements; thus, it should not be assumed that silence by us over time means that actual events are bearing out as estimated in such forward looking statements.

14. We will Need Additional Capital. We contemplate that we will need to seek additional financing in order to fund growth, acquire new mining projects, and continue mining efforts. We have made no arrangements to obtain future additional financing, and we cannot assure you that such additional funds will be available or that, if available, such additional funds will be on terms acceptable to us.

15. You will suffer Immediate Dilution in value of your shares. After giving effect to the sale of all Shares of Common Stock offered by us in this offering, our existing shareholders will experience an immediate increase in net tangible book value, and purchasers of Common Stock in this offering will experience an immediate dilution in net tangible book value.

16. State Blue Sky registration; potential limitations on resale of the shares. The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be

significant state law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

17. Sales of a substantial amount our common stock in the future could cause our stock price to fall. Some stockholders hold a substantial number of shares of our common stock that have not yet been sold in the public market. Further, additional shares may become available for sale upon the conversion or redemption of our convertible subordinated note. Sales of a substantial number of shares of our common stock within a short period of time in the future could impair our ability to raise capital through the sale of additional debt or stock and /or cause our stock price to fall.

18. There is no active trading market for the shares of our common stock, nor is it known whether or when an active trading market for our common stock will develop. Although we intend to apply for a listing of our common stock on the Pink Sheets, we may not be successful and it is possible that there will not be any trading market for shares of our common stock. If we are able to secure such a listing on the Pink Sheets, the liquidity of our common stock could be impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was quoted on the OTC Bulletin Board or the NASDAQ Stock Market or traded on a national securities exchange, like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of our common stock in the public market, including the shares offered under this memorandum, could lower our stock price and impair our ability to raise funds in new stock offerings.

19. The trading price of our common stock could entail additional regulatory requirements which may negatively affect the trading. If our shares are listed and commence trading on the Pink Sheets, the trading price of our common stock will be below $5.00 per share. As a result of this price level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

20. Investors in Casino Players' shares will suffer immediate and substantial dilution from the price they pay for the shares. Investors in Casino Rated Players shares will acquire a minority interest in Casino Rated Players, but will make a substantially greater financial investment than will the existing stockholders an immediate loss of value in the event Casino Rated Players were to be liquidated and the entire net tangible book value were to be available for distribution to the common stockholders. At December 31, 2004, Casino Players net negative tangible book value was a negative $74,591 or $ (.0025) per share of common stock, with 29,300,000 shares, issued and outstanding. Net tangible book value per share represents total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Assuming the sale of the 8 million shares offered by Casino Players under this Offering Statement at a public offering price of $.25 per share, of which there is no assurance, and after deducting the estimated expenses of this offering, Casino Players pro forma net tangible book value, at December 31, 2004, would have been $915,409, or $.0278 per share of common stock, with 37,300,000 shares issued and outstanding. This represents an immediate increase in net tangible book value of $.025 per share to existing stockholders and an immediate dilution of $..002 per share to new investors participating in this offering. If Casino Players actually sells less than the full 8 million shares it is offering, the dilution to purchasers will increase proportionately.

21. Casino Players has issued additional stock which, although not offered under this Offering Statement and presently ineligible for sale to the public, can be sold into the public market in the future and depress the market price for Casino Players stock. As of the date of this Offering Statement, there are 29,300,000 shares of Casino Rated Players common stock issued and outstanding. 6,000,000 of those

shares are offered for sale to the public under this Offering Statement, leaving 23,300,000 shares available for sale into the public market at some time in the future. These sales may take place under a future registration statement or, after stock has been outstanding for more than one year, pursuant to Rule 144, which places a limit on how many shares can be sold by an individual in a three month period, and imposes other requirements on the sale. The bulk of these shares become eligible for sale under Rule 144, subject to the individual volume limitations on sales during a three month period, beginning September 2006. Each of the holders of these shares, who are Casino Players directors and officers, could begin selling approximately 290,000 shares into the market every three months after that date, subject to satisfying the notice, transaction and public information requirements of the Rule. Beginning in September 2007, these shares can be sold without restrictions or limitations, assuming the holders are at that time no longer affiliates of Casino Players. The introduction of these shares, even in limited quantities, into the market place could result in a decline in the market price for Casino Players common stock as a result of supply exceeding demand.

22. Sales by Selling Security Holders. As there is no market for our common stock, the shares being offered for resale by selling shareholders will be offered and sold at the fixed price of $0.25 per share until the shares become quoted on a securities market such as the Over the counter Bulletin Board or securities exchange. After qualification of this Form 1-A, the Company will not be a "reporting company" under the Securities Exchange Act of 1934, and, accordingly, its securities will not be eligible for quotation on the OTCBB or an exchange until such time that it becomes a reporting company.

Casino Players may not have identified all risks to which the success of its business may be exposed. You may determine that additional risks exist. You are encouraged to carefully evaluate Casino Players business and prospects, together with these risk factors and the merits of investment, before purchasing any of the shares offered by either Casino Players or the selling security holders.

Item 4. Plan of Distribution

Casino Players is offering 8,000,000 shares of its common stock and selling security holders are offering 6,000,000 shares of Casino Players common stock under this Offering Statement. Casino Players does not have any plan, agreement or understanding with the selling security holders regarding the coordination of its offering with theirs. Casino Players plans to recruit a securities broker-dealer to apply for authority to publish quotations for Casino Players stock on the Pink Sheets quotation system. In the event Casino Players or any of the selling security holders is able to engage an underwriter, Casino Players will be obligated to amend this Offering Statement to identify the underwriter and disclose the terms of the underwriter's compensation and disclose any change in the plan of distribution.

SALES BY CASINO PLAYERS

Casino Players is offering 8 million shares of its common stock in a self-underwritten, public offering. These shares will be offered by its officers and directors, as part of their normal duties, who will not be compensated for making such sales, apart from their executive salaries. None of the directors and officers have ever been affiliated with or employed by a securities broker-dealer. Casino Players may also sell shares outside the United States in the event the opportunity arises to make foreign sales.

Casino Players plans to sell the shares directly to investors at a price of $0.25 per share; however, there is no assurance Casino Players will be able sell all or any of these shares. Casino Players may also issue shares as consideration for acquisitions or as compensation for services. At the date of this Offering Circular, Casino Players does not have any agreement, arrangement or understanding with any securities broker-dealer regarding distribution of the shares.

SALES BY SELLING SECURITY HOLDERS

Selling security holders are offering 6,000,000 shares of Casino Player's common stock under this Offering Circular at a price of $0.25 per share. The selling security holders may sell the shares from time to time directly to purchasers or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved. Casino Players will not receive any proceeds from the sale of the shares by selling security holders.

The shares may be sold in one or more transactions at fixed prices until a public market develops, at prevailing market prices at the time of sale after a public market develops, at prices related to prevailing market prices, a varying prices determined at the time of sale, or at negotiated prices.

The aggregate proceeds to the selling security holders from the sale of the shares offered by them will be the purchase price of the shares less discounts, concessions and commissions, if any. The selling security holders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed securities brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and has been complied with.

The selling security holders and any underwriters, broker-dealers or agents who participate in the sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, concessions, commissions or profit they earn on any re-sales of the shares may be underwriting discounts or commissions under the Securities Act. Selling security holders and their agents who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the Offering Statement delivery requirements of the Act. Casino Players has advised the selling security holders that they or persons acting on their behalf are required to deliver a copy of this Offering Statement when making sales of the shares.

In addition, any shares covered by this Offering Circular which also qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Offering Circular. A selling security holders may transfer, devise or gift his shares by other means not described in this Offering Circular.

To the extent required, the specific shares to be sold, the purchase prices and the public offering prices, the name of any agent, dealer or underwriter and any applicable discounts or commissions with respect to a particular offer or sale will be set forth in accompanying supplement or, if appropriate, in a post-effective amendment to this Offering Circular.

This offering of the shares for resale by the selling security holders will begin on the date of this Offering Circular and continue as long as this Offering Circular is in effect or until the selling security holders have sold all of their shares, whichever occurs first. If required, Casino Players will distribute a supplement to this Offering Circular or amend this Offering Circular in part to describe material changes to the terms of the offering.

Casio Players is paying all of the costs for qualifying the shares for resale by the selling security holders. These expenses include the SEC's filing fees and filing fees under state securities or "blue sky" laws. The selling security holders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with their resale of the shares.

Name of Selling Shareholder	Shares Owned Before Offering	Shares Offered by this Prospectus	Shares Owned After Offering	% Owned After Offering
iVest Investments, LLC, a Colorado limited liability company	2,900,000	2,900,000	2,900,000	7.8%
Double Diamond Investments, Inc., a Nevada corporation	2,200,000	2,200,000	2,200,000	5.9%
David Dreslin	200,000	200,000	200,000	Less than 1%
David Scott	2,000,000	700,000	2,000,000	6.9%

Item 5.Use of Proceeds to Issuer

Casino Players will receive net proceeds of approximately $1,990,000, assuming it is able to sell all of the shares it is offering in the Offering Statement and after the payment of expenses of this offering, estimated at $10,000. We do not have any agreement, arrangement or understanding with any securities broker-dealer for sale of the Shares. See, "Plan of Distribution". There is no assurance Casino Players will be able to sell any of the shares.

The following table sets forth Casino Player's intended uses of the net proceeds, assuming the sale of all of the Shares.

Advertising/Branding	$220,000
Marketing	$380,000
Web Site Improvements	$10,000
Legal/Professional	$75,000
Working Capital	$1,305,000

Casino Players expects the net proceeds from the sale of twenty-five percent of the shares will sustain its operations for a period of twelve months and the sale of more shares for a proportionally longer period of time. Revenues generated during the period will extend the period over which Casino Players can use the net proceeds. There is no assurance that the net proceeds will be received in time to meet Casino Player's needs. Casino Player's board of directors reserves the right to reallocate the use of proceeds to meet unforeseen events. Pending their use, Casino Players may deposit proceeds in commercial bank accounts or invest them in money market funds for short term government obligations.

Item 6. Description of Business

Casino Players (www.casinoratedplayers.com), which conducts business under the trade name and service mark "Casino Rated Players" is an online travel and casino representative company (Casino Rep) that offers free casino resort rooms to qualified gamblers. We are licensed to do business with over 25 casino resorts in North America and the Caribbean. We have focused our efforts on the niche market of smaller stakes casino gamblers and their friends and families.

A Casino Rep must qualify for a gaming license in every state that offers gambling and then with a respective casino resort that is offering a commission for delivering eligible players to their property. Once a Casino Rep is licensed with a casino resort, it may request free rooms or suites for qualified Players and receive a commission from the play. There are over 800 Casino Rep companies in the USA that are licensed in one or more states, each receiving a commission from the licensed casino resort.

Qualification for free rooms typically is based on a gambler's having to play table games or slot machines for a minimum of 4 hours per day, with average hands between $50-$150 for table games and $1-$5 for slot machine play. More detailed qualifications are listed on our website. We market, via Email and PopUp ads online, to gaming players that are online gamblers. We primarily target the smaller stakes player who does not have the financial clout to request free rooms at many casino destinations.

Casino Players has a data base of qualified players to whom we offer free rooms, meals, and transportation. We also will subscribe to additional data bases once we have financial resources to do so. We target these players via direct mail and personal phone calls. We offer gamblers with a history of legal gaming activity the opportunity to visit casino properties in the United States and the Caribbean and to obtain complimentary rooms, meals and other services. The availability and extent of complimentary products and services is dependent upon the gaming history of the player. In general, Casino Players is compensated by the casino resort based upon a percentage of the players' betting activity. The percentage of our compensation varies from casino to casino, but generally averages between ten and fifteen percent of the players' estimated average bet per hand multiplied by the estimated number of hands per hour of play in domestic casinos, and ten to fifteen percent of the players' estimated losses at Caribbean casinos.

Casino Players is also targeting to acquire several other strategically located Casino Rep companies in an effort to increase revenues and clout with casino resorts. We can negotiate better commissions based on increased volume and quality of referred players.

Casino Players has approval with one major cruise line to operate Poker Tournaments to all guests and also to Poker Players that reserve cruise ship cabins through our web site for certain 4-7 night Caribbean cruises. We will bring our own poker tables and dealers to operate these Tournaments.

CasinoRatedPlayers.com

At our website, users can view and compare air fares and book airplane tickets, hotel rooms, car rentals, cruises and vacation packages, and Qualified Players may request free rooms at a participating casino resort. As the on-line travel services industry continues to evolve and mature, Casino Players believes consumers will increase their patronage of easy-to-use web sites that provide a broad range of travel services including: airline transportation, accommodations, travel packages, as well as the ability to request free rooms for qualified players. We have targeted this niche audience to focus our marketing efforts on an ever-growing segment of the population.

Visitors to our website are greeted by a home page from which they can select the type of travel product they desire. By clicking the desired menu item, visitors are guided through a series of screens that enable them to select the particular travel product(s) they are seeking and dates on which they desire to travel. Once the desired selections are made, visitors can obtain pricing information and make reservations for their selections. Payment can be made by most major credit cards.

Marketing

Our marketing plan includes direct mail letters and post cards to our database of over 10,000 past customers; weekly advertising in the travel section of Sunday newspapers; email to purchased opt-in databases of gamblers; and Pop-Up and Pop Under ads of online casinos and gaming sites. Through our affiliation with certain casinos, we offer free rooms to qualified players, discounted rooms to players that try to qualify for free rooms, and poker cruises that sail 4-7 nights in the Caribbean.

On-line Travel Industry

In contrast to travel agency bookings, the on-line travel market has been strong. Despite tough economic conditions, a tense political climate, the 9/11 crisis, and fewer travelers. According to a report from PhoCusWright Inc., *Online Travel Overview: Market Size and Forecasts 2002-2005*, online leisure/unmanaged business travel grew thirty-seven percent to over $28 billion while the overall travel market declined five percent. In the U.S., the combination of more households on-line and an increasing propensity to buy travel on-line is forecast to lead to an annual increase in on-line travel buyers of about nineteen percent through 2005, according to the Travel Industry Association of America. Forrester Research (a consulting firm in the Internet travel industry) estimates that more than $29.4 billion in travel will be sold on-line in 2005, almost four times 1999 level, and ten times the 1998 level.

The on-line travel sector enjoyed resurgence at the start of January 2002. ComScore Networks, a Reston, Virginia-based Internet research firm, reported that consumers spent nearly $7 billion at domestic travel sites in the first quarter of 2002, an increase of forty-eight percent over the same period in 2001, and thirty-nine percent above the fourth quarter of 2001, which saw a huge slump caused by the terrorist attack on the United States. The first six months of 2002 saw sales totaling $14.8 billion, a seventy-one percent increase in sales from the first half of 2001.

ComScore reported that the sale of travel packages totaled $552 million during the first six months of 2002, a 141 percent increase. Furthermore, both the low cost of customer interaction and the automation of processing and fulfillment functions supported by Internet sales allow online travel service providers the potential to maintain lower operating expenses. On the other hand, consumers benefit from convenient access to a range of travel options and information regarding available travel services and products.

Due to our limited participation in the online market for travel related products and services, Casino Players has not yet benefited from the growth in this market segment, but, as financial resources become available to us, we intend to take advantage of our market niche within this online travel sector to enhance our revenues.

Competition

We face competition primarily from Casino Resorts themselves. The casinos have databases tracking players at their casinos and offer free rooms when rooms are available. They may also contact Casino Players' customers directly, if they have not traveled to the respective casino in the past 12 months. Other Casino Rep companies are also our competitors, but they normally contact players from their respective territories based on their corporate locale.

Our Products and Services

Casino Rated Player's website: www.casinoratedplayers.com offers the following products and services to visitors:

- Free Rooms at Casino Resorts- based on qualifications, the internet viewer requests dates of travel via Email to Casino Players.

- Air Line Tickets - Visitors can view and compare fares and purchase tickets for domestic and international flights offered by major airline carriers worldwide.

- Hotel Accommodations - Visitors can select hotel accommodations by selecting their destination country, state/province and city, and viewing a list of properties available on the dates selected. Casino Players offers hotel reservations through an affiliate program of CNG Group that enables it to sell hotel rooms online, worldwide.

- Car Rentals - We offer full car rental services.

- Casino Packages - Casino Players offers discounted casino tour packages to website customers, and complementary rooms and suites to qualified players.

Employees

Casino Players currently employs two executive officers and one part-time employee. Casino Players may add as many as twenty additional full time employees, subject to sale of the shares offered by this circular, in order to fully staff its operations.

Offices

Casino Players leases approximately 1,000 square feet of office space at 1000

S. Ocean Blvd., Suite 15P, Pompano Beach, Florida 33062. This facility is adequate for our current operations; however, as our business expands, we will need additional space.

Item 8. Directors, Executive Officers and Significant Employees

The stockholders of Casino Players elect the directors at the annual meeting to serve for one year and until their successors are elected and qualify. Directors do not receive compensation for serving as directors. Officers are elected by the board of directors and their terms of office are, except as otherwise stated in employment contracts, at the discretion of the board of directors

The following table includes the names, ages, positions held and terms of office of Casino Players executive officers and directors.

NAME	AGE	POSITION	DIRECTOR SINCE
William G. Forhan	60	Chief Executive Officer, and Director	Jan 5, 2000
Joe Fahoome	55	President and Director	August 1, 2004

William G. Forhan, Chief Executive Officer, Founder and director. From January 5, 2000 until the present, he was the founder, director, president and owner of a majority of the stock of Casino Rated Players, Inc., our predecessor entity. From June 1, 1999 until January 5, 2000 he served as President of byebyenow.com, Inc., a South Florida-based internet travel company. From June 15, 1998 thru December 31, 1999, Mr. Forhan served as President of Aviation Industries Corp, a publicly traded (OTCBB) holding company specializing in the travel industry. From January 5, 1994 to January 5, 2000, he served as President and Chief Executive Officer of Integrated Marketing Professionals, Inc. (OTCBB: POKR), a provider of vacation casino packages to Biloxi, MS, individuals.

Joe Fahoome, President, Director. He has served as President of Casino Rated Players, Inc, and its successor, Casino Players, Inc. since January 2004. He also has been owner of a Casino Rep company for over 25 years. He owns 50% of a company located in Detroit, Michigan and has Casino Resort contacts in Las Vegas, Atlantic City and the Bahamas. From January 1980 to July 2004, he owned VIP Junkets in Detroit, which offered qualified players free rooms in Las Vegas, Atlantic City and the Bahamas, and tour and travel packages to over 15,000 individuals to gaming destinations.

Item 9. Remuneration of Directors and Officers

During the last fiscal year, the three highest paid officers or directors were as follows:

Name	Title	Annual Compensation
William G. Forhan	CEO	None
Joseph Fahoome	President	$84,000

Employment Agreements

Casino Players has entered into employment agreement with Mr. Fahoome for a term of 1 year, terminating August 1, 2006, with automatic annual renewals, unless either Casino Players or the employee elects to terminate the agreement at the end of the initial or any renewal term. Claims under the agreements are to be resolved by arbitration before the American Arbitration Association.

Item 10. Security Ownership of Management and Certain Securityholders

Prior to this Offering, the Company had approximately 29,300,000 shares of its Common Stock issued and outstanding. The following table sets forth, as of September 30, 2005, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

			Percentage of Ownership	
Name of Beneficial Owner	Address	Shares of Common Stock Owned	Before Offering	After Offering
William G. Forhan, director	1000 S. Ocean Blvd Pompano Beach, FL	9,000,000	30.9	24.3
Joseph Fahoome, director	1010 S. Ocean Blvd Pompano Beach FL.	9,000,000	30.9	24.3
David Scott	6500 Collins Ave Miami Bch Fl.	2,000,000	6.9	5.4
iVest Investments, LLC	255 S. Orange Ave. Ste.1201 Orlando, FL 32801	2,900,000	9.9	7.8

Name of Beneficial Owner	Address	Shares of Common Stock Owned	Before Offering	After Offering
Double Diamond Investments, Inc.	280 Wekiva Springs Rd., Suite 201 Longwood, FL 32779	2,200,000	7.5	5.9
All officers and directors as a group		18,000,000	62.0	48.6

Item 11. Interest of Management and Others in Certain Transactions

None

Item 12. Securities Being Offered

The following description of the rights and preferences of the Company's capital stock is merely a summary. Each prospective investor should refer to the Company's Articles of Incorporation for a complete description of the Company's capital stock as well as to the applicable statutes of the State of Nevada for a more complete description concerning the rights and liabilities of stockholders. A Copy of the Certificate of Incorporation and Bylaws, as amended to date, are attached hereto as Exhibit "B".

The authorized capital stock of the Company consists of 200 million shares of Common Stock, with a par value of $.0001 per share, of which approximately 29,100,000 shares are issued and outstanding, and 20,000,000 shares of Preferred Stock, with a par value of $.0001 per share, none of which has been issued or is outstanding.

Common Stock

Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, holders of shares of Common Stock are to share equally in the assets of the Company available for distribution to stockholders. All outstanding shares of Common Stock are validly authorized and issued, fully paid and nonassessable, and all shares to be sold and issued as contemplated hereby will be validly authorized and issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the

Company's Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Each holder of Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

Holders of the Company's Common Stock are entitled to dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions, and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

Preferred Stock

The Preferred Stock has been authorized as "blank check" preferred stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval (but subject to applicable government regulatory restrictions), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock.

The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative` participating, optional or other special rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Part F/S

Financial Statements

Independent Auditor's Report

The Board of Directors and Shareholders of
Casino Players, Inc.

We have audited the accompanying balance sheet of Casino Players, Inc. as of October 31, 2005 and the related statements of operations, changes in stockholders' equity and cash flows for the period of inception through October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casino Rated Players, Inc. as of October 31, 2005 and the results of its operations and its cash flows for the period from inception through October 31, 2005 in conformity with generally accepted accounting principles.

Dreslin Financial Services

/s/ David Dreslin
David Dreslin

Seminole, Florida
November 3, 2005

CASINO PLAYERS, INC.
BALANCE SHEET
October 31, 2005

ASSETS

Current assets:		
Cash and cash equivalents	$	341
Accounts receivable		5,000
Total current assets		5,341
Other assets:		
Intangible assets, net of accumulated amortization of $257		44,143
Total Assets	$	49,484

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:		
Deferred compensation	$	57,000
Due to shareholder		1,803
Total current liabilities		58,803
Shareholder's equity:		
Common Stock, $.0001 par value, 100,000,000 shares authorized, 29,000,000 shares issued and outstanding		2,930
Retained deficit		(12,249)
Total shareholders' equity		(9,319)
	$	49,484

See accompanying notes to the financial statements.

CASINO PLAYERS, INC.
STATEMENT OF CASH FLOWS
For the period from Inception to October 31, 2005

Cash flows from operating activities:	
Net income	($12,249)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	257
Stock issued for services and other assets	2,930
Changes in assets and liabilities:	
Increase in accounts receivable	(5,000)
Increase in other assets	(44,400)
Increase in accounts payable and accrued expenses	57,000
Increase in amounts due shareholders	1,803
	341
Cash flows used in investing activities:	
Capital asset expenditures	
Cash flows provided from financing activities:	
Net change in cash and cash equivalents	341
Cash and cash equivalents, beginning of period	0
Cash and cash equivalents, end of period	$341
Supplemental disclosure:	
Interest expense paid	$0

See accompanying notes to the financial statements.

CASINO PLAYERS, INC.
STATEMENT OF OPERATIONS
For the period from Inception to October 31, 2005

Commissions earned	$ 5,105
Selling, general, and administrative expenses	17,354
Net (Loss)	($12,249)
Basic and diluted loss per common share	($0.001)
Weighted average common shares outstanding	16,650,000

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	$	Additional Paid in capital	Deficit
Balance July 20, 2005 (date of Inception)	**0**	**$0**	**$0**	**$0**
Stock issued for asset acquisitions	4,000,000	400		
Stock issued for consulting services ans professional fees	25,300,000	2,530		
Net loss for the period ended October 31, 2005				(12,249)
Balance October 31, 2005	**29,300,000**	**$2,930**	**$0**	**($12,249)**

CASINO PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Organization
The Company was organized July 20, 2005 under the laws of the State of Nevada. The Company is a casino representative company offering comp rooms to rated players. The Company's revenues are a percentage of the amount of income the casino earns from the rated player. The casino tracks the play of the rated player to determine its gross income, and the Company then is paid its contractual percentage based on that income, realized at the time of play.

Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. This basis of accounting conforms to generally accepted accounting principles.

Fixed assets
Fixed assets are carried at cost. The company provides depreciation over the estimated useful lives of fixed assets using the straight line method. Upon retirement or sale of fixed assets, their net book value is removed from the accounts and the difference between such net book value and proceeds received is income or loss. Expenditures for maintenance and repairs are charged to income while renewals and betterment's are capitalized.

Estimated useful lives are as follows:

Furniture	7 years
Office equipment	5 years

Income taxes
The Company has adopted SFAS 109. The Company has not made a provision for income tax purposes due to its start up status.

Revenue recognition
The Company derives its revenue from the commissions earned from travel suppliers, Casino Resorts and on the direct sale of travel and gaming related products. Revenue is recognized upon the confirmation of receipt of the commission

Intangible assets
The Company assesses long-lived assets for impairment under FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under those rules, long-lived assets are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

Net income per share
The company has adopted of SFAS 128, Earnings per Share issued by the Financial Accounting Standards Board.

CASINO PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Cash
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to asset lives and accruals.

Advertising Costs
Advertising costs generally will be charged to operations in the year incurred.

NOTE 2:

Asset Acquisition
On September 30, 2005, the Company acquired all of the assets of Casino Rated Players, Inc. a subsidiary of Invicta Group, Inc. for 4,000,000 shares of the Companies stock valued at $400, and the assumption of the Company's deferred compensation liability of $43,000 resulting in a total purchase price of the assets of $43,400. The entire cost was allocated to goodwill and will be amortized by the Company over a 15 year period.

NOTE 3:

Stock Issuance
On October 22, 2005, the company approved a corporate resolution to issue 25.3 Million shares of its restricted stock. The stock was issued in order to compensate individuals for various consulting services, and professional fees.

CASINO RATED PLAYERS, INC.
BALANCE SHEET
December 31, 2004

ASSETS

Current assets:	
Cash and cash equivalents	$99,853
Total current assets	99,853
	$99,853

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	$5,547
Due to affiliates	118,283
Total current liabilities	123,830
Shareholder's equity:	
Common Stock, $.001 par value, 100,000,000 shares authorized, -0- shares issued and outstanding	$0
Retained deficit	(23,977)
Total shareholders' equity	(23,977)
	$99,853

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
STATEMENT OF OPERATIONS
For the period from Inception to December 31, 2004

Commissions earned	**$54,178**
Cost of sales	**$26,638**
Gross profit	**27,540**
Selling, general, and administrative expenses	**51,517**
Net (Loss)	**($23,977)**

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
STATEMENT OF CASH FLOWS
For the period from Inception to December 31, 2004

Cash flows from operating activities:	
Net income	($23,977)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts payable and accrued expenses	5,547
Increase in amounts due affiliates	118,283
	99,853
Cash flows used in investing activities:	
Capital asset expenditures	
Cash flows provided from financing activities:	
Net change in cash and cash equivalents	99,853
Cash and cash equivalents, beginning of period	0
Cash and cash equivalents, end of period	$99,853
Supplemental disclosure:	
Interest expense paid	$0

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock $	Additional Paid in capital	Deficit
Balance June 13, 2004 (date of inception)	**0**	**$0**	**$0**	**$0**
Net loss for the period ended December 31, 2004				(23,977)
Balance December 31, 2004	**0**	**$0**	**$0**	**($23,977)**

CASINO RATED PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Organization
The Company was organized July 13, 2004 under the laws of the State of Nevada. The Company is a casino representative company offering comp rooms to rated players. The Company's revenues are a percentage of the amount of income the casino earns from the rated player. The casino tracks the play of the rated player to determine its gross income, and the Company then is paid its contractual percentage based on that income, realized at the time of play.

Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. This basis of accounting conforms to generally accepted accounting principles.

Fixed assets
Fixed assets are carried at cost. The company provides depreciation over the estimated useful lives of fixed assets using the straight line method. Upon retirement or sale of fixed assets, their net book value is removed from the accounts and the difference between such net book value and proceeds received is income or loss. Expenditures for maintenance and repairs are charged to income while renewals and betterment's are capitalized.

Estimated useful lives are as follows:

Furniture	7 years
Office equipment	5 years

Income taxes
The Company has adopted SFAS 109. The Company has not made a provision for income tax purposes due to a net operating loss. The net losses of approximately $24,000 can be carried forward to offset future taxable income. The net operating loss carry-forward begin expiring in 2024.

Revenue recognition
The Company derives its revenue from the commissions earned from travel suppliers, and on the direct sale of travel related products. Revenue is recognized upon the receipt of the commission

Intangible assets
The Company assesses long-lived assets for impairment under FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under those rules, long-lived assets are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

Net income per share
The company has adopted of SFAS 128, Earnings per Share issued by the Financial Accounting Standards Board.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Cash
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to asset lives and accruals.

Advertising Costs
Advertising costs generally will be charged to operations in the year incurred. Advertising expense approximated $6,800 for 2004.

NOTE 2: AMOUNTS DUE TO AFFILATES

Amount due from affiliates is a result of short-term operating advances from the Company's parent corporation Invicta Group, Inc. The amounts are considered current, short-term, and non-interest bearing

NOTE 3: RELATED PARTY TRANSACTIONS

The company has received various short-term advances from its parent corporation Invicta Group, Inc. (See note 2) There is no interest on these advances.

NOTE 4: SUBSEQUENT EVENTS

Payment of amounts due affiliates
During 2005, the company has paid back approximately $82,000 in it amount due to affiliates.

Sale of Company
Invicta Group, Inc, the company's parent has entered into an agreement to sell the Company to Aztec Energy, Inc. a publicly traded pink sheet company(AZCE). Aztec Energy, Inc. will pay Invicta 4 million shares of its restricted stock in return for a 100% interest in the Company. Closing is set for August 2, 2005.

Dreslin Financial Services
CERTIFIED PUBLIC ACCOUNTANTS

7985 113th Street
Suite 220
Seminole, Florida 33772

(727) 393-7439
Fax: (727) 393-1857
dreslinfinancial@verizon.net

Independent Auditor's Report

The Board of Directors and Shareholders of
Casino Rated Players, Inc.

We have audited the accompanying balance sheet of Casino Rated Players, Inc. as of December 31, 2014 and the related statements of operations, changes in stockholders' equity and cash flows for the period of June [illegible], 2014 (date of inception) to December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casino Rated Players, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the period June [illegible], 2014 (date of inception) to December 31, 2014 in conformity with generally accepted accounting principles.

Seminole, Florida
[illegible]

Dreslin Financial Services
CERTIFIED PUBLIC ACCOUNTANTS

7985 113TH STREET
SUITE 220
SEMINOLE, FLORIDA 33772
(727) 393-7439
FAX: (727) 393-1857
dreslinfinancial@verizon.net

ACCOUNTANT'S COMPILATION REPORT

The Board of Directors

Casino Rated Players, Inc.
[illegible] Harding Avenue
Suite [illegible]
Miami Beach, Florida 33154

We have compiled the accompanying balance sheet of Casino Rated Players, Inc. as of June 30, [illegible], and the related statement of operations, changes in stockholders' equity and cash flows for the six months ending June 30, 2004 in accordance with standards established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements, information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Seminole, Florida
[illegible]

CASINO RATED PLAYERS, INC.
BALANCE SHEET
August 31, 2005

ASSETS

Current assets:	
Cash and cash equivalents	$3,350
Total current assets	3,350
Other assets:	
Organization cost	1,000
Total other assets	1,000
	$4,350

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	$6,089
Deferred revenue	2,361
Due to shareholder	1,000
Deferred compensation	33,000
Due to affiliates	35,491
Total current liabilities	77,941
Shareholder's equity:	
Common Stock, $.001 par value, 100,000,000 shares authorized, -0- shares issued and outstanding	$0
Retained deficit	(73,591)
Total shareholders' equity	(73,591)
	$4,350

CASINO RATED PLAYERS, INC.
STATEMENT OF CASH FLOWS
For the Eight Months Ending August 31, 2005

Cash flows from operating activities:	
Net income	($49,614)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in other assets	(1,000)
Increase in accounts payable and accrued expenses	36,903
(Decrease) in amounts due affiliates	(82,792)
	(96,503)
Cash flows used in investing activities:	
Capital asset expenditures	
Cash flows provided from financing activities:	
Net change in cash and cash equivalents	(96,503)
Cash and cash equivalents, beginning of period	99,853
Cash and cash equivalents, end of period	$3,350
Supplemental disclosure:	
Interest expense paid	$0

CASINO RATED PLAYERS, INC.
STATEMENT OF OPERATIONS
For the Eight Months Ending August 31, 2005

Commissions earned	$136,049
Cost of sales	111,146
Gross profit	24,903
Selling, general, and administrative expenses	
Bank service charges	322
Casual labor	2,303
Credit card discounts	1,756
Insurance	5,589
License and permits	25
Office supplies	292
Payroll expenses	59,709
Printing and reproduction	351
Rent	1,200
Repairs	100
Telephone	2,870
Total operating expense	74,517
Net (Loss)	($49,614)

CASINO RATED PLAYERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid	
	Shares	$	in capital	Deficit
Balance January 1,2005	**0**	**$0**	**$0**	**($23,977)**
Net loss for the eight months ended August 31, 2005				(49,614)
Balance August 31, 2005	**0**	**$0**	**$0**	**($73,591)**

PART III — EXHIBITS

Item 1. Index to Exhibits

2.1 State of Nevada Corporate Charter, dated July 19, 2005
2.2 State of Nevada Certified Articles of Incorporation, July 19, 2005
2.3 Corporate Bylaws, dated October 10, 2005

6.1 Employment Contract with William Forhan and Joe Fahoome, dated as of 8/1/2004
11 Legal opinion of The Business Law Group, dated October 10, 2005

Item 2. Description of Exhibits

2.1 State of Nevada Corporate Charter, dated July 19, 2005
2.2 State of Nevada Certified Articles of Incorporation, dated July 19, 2005
2.3 Corporate Bylaws, dated October 10, 2005

6.1 Employment Contract with William Forhan and Joe Fahoome, dated as of 8/1/2004
11 Legal opinion of The Business Law Group, dated October 10, 2005

Exhibit 2.1

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **CASINO PLAYERS, INC.**, did on July 19, 2005, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on July 20, 2005.

DEAN HELLER
Secretary of State

By

Certification Clerk

Exhibit 2.2

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Certified Copy

July 20, 2005

Job Number: C20050719-1165
Reference Number: 20050279757-54
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20050279757-54	Articles of Incorporation	3 Pages/1 Copies

Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0463822005-6
Document Number:
20050279757-54

Date Filed:
7/19/2005 12:00:04 PM
In the office of

Dean Heller
Secretary of State

Articles of Incorporation
(PURSUANT TO NRS 78)

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	CASINO PLAYERS, INC.
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Name: CT CORPORATION Street Address: 6100 NEIL RD., STE. 500, City: RENO, NEVADA Zip Code: 89511 Optional Mailing Address: City: State: Zip Code:
3. Shares: (number of shares corporation authorized to issue)	(SEE EXHIBIT "A") Number of shares with par value: 220,000,000 Par value: $ .0001 Number of shares without par value: -0-
4. Names & Addresses, of Board of Directors/Trustees: (attach additional page if there is more than 1 director/trustee)	1. Name: WILLIAM FORHAN Street Address: 9553 HARDING AVE #301 City: MIAMI BEACH State: FL Zip Code: 33154 2. Name: Street Address: City: State: Zip Code: 3. Name: Street Address: City: State: Zip Code:
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: ANY LEGAL PURPOSE
6. Names, Address and Signature of Incorporator: (attach additional page if there is more than 1 incorporator)	Name: J. BENNETT GROCOCK Signature: [signature] Address: 255 S. ORANGE AVE, STE 1201 City: ORLANDO State: FL Zip Code: 32801
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. [signature] Authorized Signature of R.A. or On Behalf of R.A. Company Date: 7/19/05

PETER F. SOUZA
ASSISTANT SECRETARY

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form 78 ARTICLES 2003
Revised on: [illegible]

Exhibit A

AUTHORIZED STOCK

1. Authorized Stock. This corporation is authorized to issue the following shares of capital stock:

(a) Common Stock. The aggregate number of shares of Common Stock which the corporation shall have the authority to issue is Two Hundred Million (200,000,000) shares, par value $0.0001 per share.

(b) Preferred Stock. The aggregate number of shares of Preferred Stock which the corporation shall have the authority to issue is Twenty Million (20,000,000) shares, par value $0.0001 per share.

2. Description of Common Stock. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and may not cumulate their votes for the election of directors. Shares of Common Stock are not redeemable, do not have any conversion or preemptive rights, and are not subject to further calls or assessments once fully paid.

Holders of Common Stock will be entitled to share pro rata in such dividends and other distributions as may be declared from time to time by the board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of preferred stock of the Company. Upon liquidation or dissolution of the Company, holders of shares of Common Stock will be entitled to share proportionally in all assets available for distribution to such holders.

3. Description of Preferred Stock. The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in this Certificate of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (but not above the total number of authorized shares of Preferred Stock and, except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Exhibit 2.3

BYLAWS

OF

CASINO PLAYERS, INC.

Article I. Meeting of Shareholders.

Section 1. Annual Meeting. The annual meeting of the shareholders of this Corporation shall be held following the end of the Corporation's fiscal year at such time as determined by the Board of Directors. The annual meeting shall be held for the election of directors of the Corporation and the transaction of any business that may be brought before the meeting. The annual meeting of the shareholders for any year shall be held no later than sixteen months (16) after the last preceding annual meeting of shareholders.

Section 2. Special Meetings. Special meetings of the shareholders shall be held when directed by the Chairman of the Board, the President or the Board of Directors, or when requested in writing by the holders of the voting rights to not less than one-third of all the shares entitled to vote at such meeting. A meeting requested by shareholders shall be called for on a date not less than ten nor more than sixty days after the request is made. The call for the meeting shall be issued by the Secretary, unless the Chairman of the Board, the President, Board of Directors, or shareholders requesting the calling of the meeting shall designate another person to do so.

Section 3. Place. Meetings of shareholders may be held either within or without the State of Nevada. Unless otherwise directed by the Board of Directors, meetings of the shareholders shall be held at the principal offices of the Corporation.

Section 4. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder of record entitled to vote at such meeting not less than ten or more than sixty days before the meeting, either personally or by first-class mail, by or at the direction of the Chairman of the Board, the President, the Secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 5. Waiver of Notice of Meetings of Shareholders. Any notice required to be given to any shareholder of the Corporation by law or under the provisions of the articles of incorporation of the Corporation or these Bylaws may be waived by a waiver in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or conveyed.

Section 6. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in Section 4 of these Bylaws to each shareholder of record on the new record date entitled to vote at such meeting.

Section 7. Closing of Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof or entitled to receive payment or any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed, in any case, sixty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or to vote at, a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 8. Voting Record. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of, and the number and class and series, if any, of shares held by, each. Such list shall be kept on file at the registered office of the Corporation, at the principal place of business of the Corporation, or at the office of the transfer agent or registrar of the Corporation for a period of ten days prior to such meeting and shall be subject to inspection by any shareholder at any time during normal business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder at any time during the meeting.

If the requirements of this Section have not been substantially complied with, the meeting shall be adjourned on the demand of any shareholder in person or by proxy until the requirements are complied with. If no such demand is made, failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

The requirements of this Section shall not apply unless and until the Corporation shall have at least six shareholders.

Section 9. Shareholder Quorum and Voting. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless the vote of a greater number or voting by classes is required.

After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Section 10. Voting of Shares. The holders of common stock shall possess and exercise exclusive voting rights. Each outstanding share of common stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Treasury shares, shares of this Corporation's own stock owned by another corporation the majority of the voting stock of which is owned or controlled by this Corporation, and shares of this Corporation's own stock held by a corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.

At each election for directors, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

Shares entitled to be voted standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate shareholder or, in the absence of any applicable bylaw, by such person as the board of directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the bylaws or other instrument of the corporate shareholder. In the absence of any such designation or, in case of conflicting designation by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

Shares entitled to be voted held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares entitled to be voted standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote any shares held by him without a transfer of such shares into his name.

Shares entitled to be voted which are registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

A shareholder otherwise entitled to vote whose shares are pledged, shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares so transferred.

On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders thereof and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to be voted on any matter and shall not be deemed to be outstanding shares.

Section 11. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting, or his duly authorized attorney-in-fact, may authorize another person or persons to act for him by proxy.

Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of shareholders.

If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of them present at the meeting, or if only one is present then that one, may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

If a proxy expressly provides, any proxy holder may appoint, in writing, a substitute to act in his place.

Section 12. Voting Trusts. Any number of shareholders of this Corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, as provided by law, for a period not to exceed ten years. Where the counterpart of a voting trust agreement and the copy of the record of the holders of voting trust certificates has been deposited with the Corporation as provided by law, such documents shall be subject to the same right of examination by a shareholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation, and such counterpart and such copy of such record shall be subject to examination by any holder of record of voting trust certificates either in person or by agent or attorney, at any reasonable time for any proper purpose.

A voting trust agreement may be extended before the expiration of such voting trust agreement as originally fixed or as extended one or more times, for an additional period not exceeding ten years, by agreement in writing by one or more holders of voting trust certificates. Such extension agreement shall not affect the rights or obligations of persons not parties to the agreement, and such persons shall be entitled to remove their shares from the trust and promptly to have their share certificates reissued to them.

Section 13. Shareholders' Agreements. Two or more shareholders of this Corporation may enter into an agreement, if in writing and signed by the parties thereof, providing for the exercise of voting rights in the manner provided in the agreement, or as they may agree, or as determined in accordance with procedures agreed upon by them. Nothing herein shall impair the right of the Corporation to treat the shareholders of record as entitled to vote the shares standing in their names.

A transferee of shares of this Corporation shall be bound by any such shareholders' agreement if he takes the shares subject to such agreement with notice thereof.

Section 14. Action by Shareholders Without a Meeting. Any action required by law to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to be voted thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to be voted as a class thereon and of the total shares entitled to be voted thereon.

Within ten days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of law regarding the rights of dissenting shareholders.

Article II. Directors.

Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors.

Section 2. Qualification. Directors need not be residents of the State of Nevada or shareholders of the Corporation. Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than: (a) with respect to an election to be held at an annual meeting of shareholders, ninety (90) days in advance of the date in the current year corresponding to the date of the previous year's annual meeting at which directors were elected; and (b) with respect to an election to be held at a special meeting of shareholders for the election of the directors, thirty (30) days in advance of the date of the special meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understanding between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a Director of the Corporation if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

Section 4. Duties of Directors. A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

(a) One or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(b) Counsel, public accountants or other persons as to matters which the director reasonably believes to be within such persons' professional or expert competence; or

(c) A committee of the board upon which he does not serve, duly designated in accordance with a provision of the articles of incorporation or these Bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

A person who performs his duties in compliance with this Section shall have no liability by reason of being or having been a director of the Corporation.

Section 5. Presumption of Assent. A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken, unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 6. Number. Directors shall be elected for one term and shall continue in office until their successors are elected and qualified. The number of members of the Board of Directors constituting the entire Board shall be determined by a majority vote of the whole Board of Directors of the Corporation, and such exact number shall be no less than one (1) and no more than nine (9) until otherwise so determined.

Section 7. Election and Term. At each annual meeting of shareholders, all directors shall be elected for a term of one year (until the next annual meeting of shareholders) and to hold office until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

Section 8. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee (which shall consist of the Chairman of the Board, the President and such other directors as may, from time to time, be designated by the Board of Directors) and one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to:

(a) Approve or recommend to shareholders actions or proposals required by law to be approved by shareholders.

(b) Designate candidates for the office of director, for purposes of proxy solicitation or otherwise.

(c) Fill vacancies on the Board of Directors or any committee thereof.

(d) Amend the Bylaws.

(e) Authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors.

(f) Authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof, may, pursuant to a general formula or method specified by the Board by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, and voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State.

The Board of Directors, by resolution adopted in accordance with this Section, may designate one or more directors as alternate members of any such committee who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 9. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors.

Section 10. Removal of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, but only by the affirmative vote of the holders of 75 percent of the outstanding voting stock qualified to vote at a meeting for the election of directors.

Section 11. Director Quorum and Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 12. Director Conflicts of Interest. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable because of such relationship or interest, because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors;

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board, a committee, or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

Section 13. Time, Notice, and Call of Directors' Meetings. Regular meetings of the Board of Directors, if held, shall be held without notice at such stated time as the Chairman of the Board, the President of the Corporation, or any two directors shall direct.

Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, by the President of the Corporation, or by any two directors. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director either by personal delivery or by first-class mail, email, or fax at least two days before the meeting.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 14. Order of Business. The order of business at Board of Directors' meetings shall be as follows:

A. Reading of the minutes of the prior meeting of directors.

B. Reports of officers.

C. Reports of committees.

D. New business.

Section 15. Waiver of Notice. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Section 16. Adjournments. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

Section 17. Participation by Conference Telephone or Video. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone, video, or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 18. Action Without a Meeting. Any action required by law to be taken at a meeting of the directors of the Corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing setting forth the action so to be taken signed by all of the directors or all of the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or the committee. Such consent shall have the same effect as a unanimous vote.

Article III. Officers

Section 1. Officers, Election and Terms of Office. The principal officers of this Corporation shall consist of a Chairman of the Board, a Chief Executive Officer, a Chief Financial Officer, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors at the first meeting of directors immediately following the annual meeting of shareholders of this Corporation, and shall hold their respective offices from the date of the meeting at which elected until the time of the next succeeding meeting of the Board following the annual meeting of the shareholders. The Board of Directors shall have the power to elect or appoint, for such term as it may see fit, such other officers and assistant officers and agents as it may deem necessary, and to prescribe such duties for them to perform as it may deem advisable. Any two or more offices may be held by the same person. Failure to elect a Chairman of the Board, CEO, CFO, Secretary or Treasurer shall not affect the existence of the Corporation.

Section 2. Removal of Officers. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever, in its judgment, the best interests of the Corporation will be served thereby.

Any officer or agent elected by the shareholders may be removed only by vote of the shareholders unless the shareholders shall have authorized the directors to remove such officer or agent.

Removal of any officer shall be without prejudice to the contract rights, if any, of the person so removed; however, election or appointment of an officer or agent shall not of itself create any contract rights.

Section 3. Vacancies. Any vacancy, however occurring, in any office may be filled by the Board of Directors.

Section 4. Chairman of the Board. The Chairman of the Board shall coordinate and supervise the activities of all other officers of the Corporation. The Chairman of the Board shall from time to time call special meetings of the Board of Directors whenever he/she deems it necessary to do so or whenever the requisite number of the members of the Board of Directors shall request him in writing to do so. He/she shall preside at all meetings of the shareholders and the directors and shall generally perform such other duties as are delegated to him by the Board of Directors. If the Chairman shall be unable to preside, then the Vice Chairman, if any, or a person duly appointed by the Chairman shall preside at all such meetings. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors.

Section 5. Chief Executive Officer. Except as otherwise provided in these Bylaws, the Chief Executive Officer ("CEO"), subject to the directions of and limitations imposed by the Board of Directors, shall perform all the duties and have all the power usually pertaining and attributed by law or otherwise to the office of the chief executive of the Corporation. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors. He shall, at each annual meeting, present a report of the business and affairs of the Corporation and shall, from time to time, whenever requested, report to the Board all matters within his knowledge which the interest of the Corporation may require to be brought to the notice of the directors. The CEO shall have the power, only with prior approval of the Board of Directors, to employ and terminate the employment of all such subordinate officers, agents, clerks and other employees not herein provided to be selected by the Board as he may find necessary to transact the business of the Corporation and shall have the right to fix the compensation thereof, subject to the approval of the Board of Directors or any Compensation Committee thereof.

Section 6. Chief Financial Officer. The Chief Financial Officer ("CFO") shall perform the duties usually pertaining to and attributed to the principal financial officer of the Corporation and shall have the powers and perform such duties as may be delegated to him by the Board of Directors, or in the absence of such action by the Board, then by the Chairman of the Board or by the CEO. The CFO shall report directly to the Board and any Audit Committee thereby established. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors.

Section 7. Vice-President. The Vice-President shall have the powers and perform such duties as may be delegated to him by the Board of Directors, or in the absence of such action by the Board, then by the Chairman of the Board or by the Chief Executive Officer. In case of the death, absence, or inability of the Chief Executive Officer to act, except as may be expressly limited by action of the Board of Directors, the Vice-President may perform the duties and exercise the powers of the Chief Executive Officer following such death of the Chief Executive Officer or during the absence or inability of the Chief Executive Officer to act; and, in such case, concurrently with the Chief Executive Officer, shall at all times have the power to sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and documents in the name of the Corporation on its behalf which the Chief Executive Officer is authorized to do, but subject to the control and authority at all times of the Board of Directors.

Section 8. Secretary. The Secretary shall keep the minutes of all meetings of the shareholders and the Board of Directors in a book or books to be kept for such purposes, and also, when so requested, the minutes of all meetings of committees in a book or books to be kept for such purposes. He shall attend to giving and serving of all notices, and he shall have charge of all books and papers of the Corporation, except those hereinafter directed to be in charge of the Treasurer, or except as otherwise expressly directed by the Board of Directors. He shall keep the stock certificate book or books. The Secretary shall be the custodian of the seal of the Corporation. The Secretary shall sign with the President all certificates of stock as the Secretary of this Corporation and as Secretary affix or cause to be affixed thereto the seal of the Corporation. The Secretary may sign as Secretary of the Corporation, with the President in the name of the Corporation and on its behalf, all contracts, deeds, mortgages, bonds, notes and other papers, instruments and documents, except as otherwise expressly provided by the Board of Directors, and as such Secretary he shall affix the seal of the Corporation thereto. Under the direction of the Board of Directors, the Chairman of the Board or the President, the Secretary shall perform all the duties usually pertaining to the office of Secretary; and he shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board or the President.

Section 9. Treasurer. The Treasurer shall have the custody of all the funds and securities of the Corporation except as may be otherwise provided by the Board of Directors, and he shall make such disposition of the funds and other assets of the Corporation as he may be directed by the Board of Directors. He shall keep or cause to be kept a record of all money received and paid out, and all vouchers and receipts given therefor, and all other financial transactions of the Corporation. He shall have general charge of all financial books, vouchers and papers belonging to the Corporation or pertaining to its business. He shall render an account of the Corporation's funds at the first meeting of the Board of Directors immediately following the annual meeting of shareholders of this Corporation, and at such other meetings as he may be requested, and he shall make an annual statement of the finances of the Corporation. If at any time there is a person designated as Comptroller of the Corporation, the Treasurer may delegate to such Comptroller such duties and powers as the Treasurer may seem proper. The Treasurer shall perform such other duties as are usually incident by law or otherwise to the office of the Treasurer, and as he may be directed or required by the Board of Directors, the Chairman of the Board or the President.

Article IV. Dividends

The Board of Directors of this Corporation may, from time to time, declare, and the Corporation may pay, dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent, when the payment thereof would render the Corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation, subject to the following provisions:

(a) Dividends in cash or property may be declared and paid, except as otherwise provided in this Section, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus, howsoever arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus, and the amount per share paid from such surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

(b) Dividends may be declared and paid in the Corporation's own treasury shares.

(c) Dividends may be declared and paid in the Corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(1) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(2) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares, and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

(d) No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the articles of incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

(e) A split up or division of the issue shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend within the meaning of this Section.

Article V. Stock Certificates

Section 1. Issuance. Every holder of shares in this Corporation shall be entitled to have a certificate representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.

Section 2. Form. Certificates representing shares in this Corporation shall be signed by the CEO and the Secretary and may be sealed with the seal of this Corporation or a facsimile thereof. The signatures of the CEO and the Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the Corporation itself or an employee of the Corporation. In case any officer who signed, or whose facsimile signature has been placed upon, such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of, such restrictions.

Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized under the laws of this state; the name of the person or persons to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate or a statement that the shares are without par value.

Section 3. Transfer of Stock. Transfers of stock shall be made only on the books of the Corporation by the holder, in person, or by an attorney-in-fact under a power of attorney duly executed by such shareholder and filed with the Secretary with written direction for the transfer, upon surrender of the original certificate for such shares and upon the payment of all indebtedness by such shareholder to the Corporation, and the possession of a certificate of stock (as between the holder and the Corporation) shall not be regarded as evidence of ownership of the same in any person other than the registered owner until the transfer thereof is duly made on the books of the Corporation. No transfer of stock shall be valid against the Corporation until it shall have been effected and registered upon the Corporation's books in the manner herein provided.

On the transfer of any shares, each certificate shall be receipted for, and such receipt shall be attached to, the margin or stub of such certificate in the certificate book. When such certificate is delivered by the Corporation by registered or certified mail, the return receipt of such registered or certified mail shall be sufficient as the receipt herein provided for. All certificates exchanged or surrendered to the Corporation shall be cancelled by the Secretary and affixed in their original places in the certificate book and no new certificates shall be issued until the certificate for which it is exchanged has been cancelled and returned to its original place in said book, except as provided in Section 4 of this Article pertaining to lost or destroyed certificates.

If any holder of any stock of the Corporation shall have entered into an agreement with any other holder of any stock of the Corporation or with the Corporation, or both, relating to a sale or sales or transfer of any shares of stock of the Corporation, or wherein or whereby any restriction or condition is imposed or placed upon or in connection with the sale or transfer of any share of stock of the Corporation, and if a duly executed or certified copy thereof shall have been filed with the Secretary of the Corporation, none of the shares of stock covered by such agreement or to which it relates, of any such contracting shareholder, shall be transferred upon the books of the Corporation until there has been filed with the Secretary of the Corporation evidence satisfactory to the Secretary of the Corporation of compliance with such agreement, and any evidence of any kind or quality, of compliance with the terms of such agreement which the Secretary deems satisfactory or sufficient shall be conclusive upon all parties interested; provided, however, that neither the Corporation nor any director, officer, employee or transfer agent thereof shall be liable for transferring or effecting or permitting the transfer of any such shares of stock contrary to or inconsistent with the terms of any such agreement, in the absence of proof of willful disregard thereof or fraud, bad faith or gross negligence on the part of the party to be charged; provided, further, that the certificate of the Secretary, under the seal of the Corporation, bearing the date of its issuance by the Secretary, certifying that such an agreement is or is not on file with the Secretary, shall be conclusive as to such fact so certified for a period of five days from the date of such certificate, with respect to the rights of any innocent purchaser or transferee for value of any such shares without actual notice of the existence of any restrictive agreement.

Section 4. Lost Certificates. Any shareholder claiming a certificate of stock to be lost or destroyed shall make affidavit or affirmation of the fact and the fact that he is the owner and holder thereof, and give notice of the loss or destruction of same in such manner as the Board of Directors may require, and shall give the Corporation a bond of indemnity in form, and with one or more sureties satisfactory to the Board of Directors, which shall be at least double the par value of all the shares of stock represented by such certificate, payable as may be required by the Board of Directors to protect the Corporation and any person injured by the issuance of the new certificate from any liability or expense which it or they may be put to or incur by reason of the original certificate remaining outstanding, whereupon the President and the Secretary may cause to be issued a new certificate in the same tenor as the one alleged to be lost or destroyed, but always subject to approval of the Board of Directors.

Article VI. Books and Records.

Section 1. Books and Records. This Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.

This Corporation shall keep, at its registered office or principal place of business or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number, class and series, if any, of the shares held by each.

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted, by the Board of Directors; provided, however, that the provisions set forth in Article II, Sections 2, 6, 7, 9, 10, and 18 shall not be altered, amended or repealed unless approved by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding voting stock qualified to vote at a meeting for the election of directors.

CERTIFICATE OF ADOPTION

These Bylaws were approved and adopted on 10/10/, 2005, by Casino Players, Inc.

By: [signature]

William Forhan, Secretary

Exhibit 6.1

EMPLOYMENT AGREEMENT

THIS AGREEMENT (the "Agreement") effective the 1st day of August, 2004, entered into by and between **William Forhan,** ("Employee") and **CASINO PLAYERS Inc.**, ("Company"), a Nevada Corporation with its principal place of business in Miami, Florida.

The Company desires to employ Employee as its **Chief Executive Officer (CEO)** and Employee desires to be so employed and;

NOW, THEREFORE, the parties desire to memorialize herein the terms and conditions of Employee's employment. In consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the parties hereby acknowledge the receipt and sufficiency of which hereto, the parties agree as follows:

1. **Position & Duties**

Employee shall serve as CEO upon the terms set forth in this Agreement. Employee shall have the responsibilities inherent in this position and shall report to the Board of Directors of the Company, and Employee shall perform any other duties reasonably required by Company's Board of Directors. The primary duties are: implement corporate business plan, approve subsidiary annual biz plans and financial projections, review quarterly and annual financials, approve mergers and acquisitions, and increase corporate market valuation.

2. **Term of Employment**.

Subject to the provisions of this Agreement, the term of Employee's employment under this Agreement ("Period of Employment") shall commence on August 1, 2004, until August 1, 2005 (the "Initial Term"). Unless either party elects to terminate this Agreement at the end of the initial or any renewal term by giving the other party written notice of such election at least ninety (90) days before the expiration of the then current term, this Agreement shall be deemed to have been renewed for an additional term of one (1) year commencing on the day after the expiration of the then current term. Either party may elect not to renew this Agreement with or without cause, in which case this Section 2 shall govern Employee's termination, and not Section 5. Upon expiration of this Agreement after notice of non-renewal, Company shall provide Employee all compensation and benefits to which Employee is entitled through the date of termination and thereafter Company's obligation hereunder shall cease.

3. **Compensation and Benefits**.

Salary. The Company shall pay Employee an annual base salary of Eighty Four thousand dollars ($84,000) during the term of Employee's employment, payable in accordance with the Company's semi-monthly payroll disbursement cycle ("Base Compensation").
Employee's base compensation shall be reviewed each year during the term of Employee's employment, provided that the Company's performance criteria are achieved as set forth by the Company each year.

3.1 **Vacation and Sick Leave**. Employee will be entitled to four (4) weeks of vacation, and sick leave equal to six (6) days per year, and 6 personal days. Vacation time, personal days and sick leave shall not be accumulated after the end of any year. Employee's use of vacation time shall be subject to the prior approval of the CEO of the Company. Sick leave shall accumulate at the rate of one half day per month.

3.2 **Expenses**. With the prior approval of the CEO, the Company shall reimburse Employee for all expenses incurred in connection with his duties on behalf of the Company, provided that Employee shall keep, and present to the Company, records and receipts relating to reimbursable expenses incurred by Employee. Such records and receipts shall be maintained and presented in a format, and with such regularity, as the Company reasonably may require in order to substantiate the Company's right to claim income tax deductions for such expenses.

3.3 **Benefits**. Employee will be entitled to participate in the employee benefit plans or programs of the Company, including medical and life insurance and ISOP, to the fullest extent possible, subject to the rules and regulations applicable hereto and to standard eligibility and vesting requirements of any coverage and shall be furnished with other services and perquisites appropriate to Employee's position. Without limiting the generality of the foregoing, Employee shall be entitled to the following benefits:

(a) Comprehensive medical insurance for Employee ;

4. Termination

4.1 Due to Disability

(a) If Employee becomes unable to perform the duties specified hereunder due to partial or total disability or incapacity resulting from a mental or physical illness, injury or any other cause, Company will the payment of Employee's base salary at its then current rate for a period of (4) weeks following the date Employee is first unable to perform such duties due to such disability or incapacity. Thereafter, Company shall have no obligation for base salary, bonus or other compensation payments to Employee during the continuance of such disability or incapacity. Company will continue to provide benefits to Employee so long as Employee remains employed;

(b) If Employee is unable to perform the duties specified hereunder due to partial or total disability or incapacity resulting from a mental or physical illness, injury or any other cause for a period of TEN (10) consecutive weeks or for a cumulative period of SEVENTY (70) business days during any FIVE (5) month period ("Disability"), then, to the extent permitted by law, Company shall have the right to terminate this Agreement thereafter, in which event Company shall have no further obligations or liabilities hereunder after the date of such termination except Employee will be deemed disabled and eligible for the payments outlined in paragraph 5.1(a). EMPLOYEE REPRESENTS THAT TO THE BEST OF EMPLOYEE'S KNOWLEDGE EMPLOYEE HAS NO MEDICAL CONDITION THAT COULD CAUSE PARTIAL OR TOTAL DISABILITY THAT WOULD RENDER EMPLOYEE UNABLE TO PERFORM THE DUTIES SPECIFIED IN THIS AGREEMENT OTHERWISE THE BENEFITS IN PARAGRAPH 5.1(a) SHALL BE NULL AND VOID.

4.2 **Due to Death**. If Employee dies during the period of employment, Employee's employment with Company shall terminate as of the end of the calendar month in which the death occurs. Company shall have no obligation to Employee or Employee's estate for Base Compensation or other form of compensation or benefit other than amounts accrued through the date of Employee's death, except as otherwise required by law or by benefit plans provided at Company expense.

In the event of the termination of Employee's employment due to Employee's death or Disability, Employee or Employee's legal representatives, as the case may be, shall be entitled to:

(a) In the case of death, unpaid Base Compensation earned or accrued through Employee's date of death and continued Base Compensation at a rate in effect at the time of death, through the end of one (1) calendar year after which Employee's death occurs or the end of the employment term which ever is the lesser amount;

(b) Any performance or special incentive bonus earned but not yet paid;

(c) A pro rata performance bonus for the year in which employment terminates due to death or Disability based on the performance of Company for the year during which such termination occurs or, if performance results are not available, based on the performance bonus paid to Employee for the prior year; and

(d) Any other compensation and benefits to which Employee or Employee's legal representatives may be entitled under applicable plans, programs and agreements of Company to the extent permitted under the terms thereof, including, without limitation, life insurance as provided in Section 4.5 above.

4.3 **For Cause** Company may terminate Employee's employment relationship with Company at any time and with ten (10) days prior notice for Cause.

(a) For purposes of this Agreement, termination of employment of Employee by the Company for cause means termination for the following reasons: (i) frequent and unjustifiable absenteeism, other than solely by reason of Employee's illness or physical or mental disability; (ii) failing to follow the reasonable instructions of the President; (iii) proven dishonesty materially injurious to the Company or to its business, operations, assets or condition (an "Adverse Effect"); or gross violation of Company policy or procedure after being warned, notified, or Employee's acknowledged, gross or willful misconduct, or willful neglect to act, which misconduct or neglect is committed or omitted by Employee in bad faith and had an Adverse Effect; and

(b) Company shall have no obligation to Employee for Base Compensation or other form of compensation or benefits, except as otherwise required by law, other than (a) amounts accrued through the date of termination, and (b) reimbursement of appropriately documented expenses incurred by Employee before the termination of employment, to the extent that Employee would have been entitled to such reimbursement but for the termination of employment.

4.4 **Termination Obligations**.

(a) All tangible Company property shall be returned promptly to Company upon termination of the Period of Employment;

(b) All benefits to which Employee is otherwise entitled shall cease upon Employee's termination, unless explicitly continued either under this Agreement or under any specific written policy or benefit plan of Company;

(c) Upon termination of the Period of Employment, Employee shall be deemed to have resigned from all offices and directorships then held with Company or any Affiliate;

(d) Employee's obligations under this Section 5.5 on Termination Obligations, Section 6 on Confidentiality and Non-Disclosure, Section 8 on Inventions, Section 9 on Arbitration, and Section 11 on Non-Competition shall survive the termination of the Period of Employment and the expiration or termination of this Agreement; and

(e) Following any termination of the Period of Employment, Employee shall cooperate fully with Company in all matters relating to completing pending work on behalf of Company and the orderly transfer of work to other employees of Company. Employee shall also cooperate in the defense of any action brought by any third party against Company that relates in any way to Employee's acts or omissions while employed by Company.

5. **Confidentiality and Non-Disclosure**.

Employee agrees to abide by the terms of the Confidentiality and Non-Disclosure Agreement , and proprietary information policies now in effect by the Company or as may be established in the future.

6. Company Property.

All products, records, designs, patents, plans, data, manuals, brochures, memoranda, devices, lists and other property delivered to Employee by or on behalf of the Company, all confidential information including, but not limited to, lists of potential customers, prices, and similar confidential materials or information respecting the business affairs of the Company, such as hardware manufacturers, software developers, networks, strategic partners, business practices regarding technology and schedules, legal actions and personnel information, and all records compiled by Employee which pertain to the business of the Company, and all rights, title and interest now existing or that may exist in the future in and to any intellectual property rights created by Employee for the Company, in performing Employee's duties during the term of this Agreement shall be and remain the property of the Company. Employee agrees to execute and deliver at a future date any further documents that the Company, determines may be necessary or desirable to perfect the Company's ownership in any intellectual or other property rights.

7. Arbitration.

7.1 **Arbitrable Claims**. To the fullest extent permitted by law, all disputes between Employee (and Employee's attorneys, successors and assigns) and Company (and its Affiliates, shareholders, directors, officers, employees, agents, successors, attorneys and assigns) of any kind whatsoever, including, without limitation, all disputes arising under this Agreement ("Arbitrable Claims"), shall be resolved by arbitration. All persons and entities specified in the preceding sentence (other than Company and Employee) shall be considered third-party beneficiaries of the rights and obligations created by this Section on Arbitration. Arbitrable Claims shall include, but are not limited to, contract (express or implied) and tort claims of all kinds, as well as all claims based on any federal, state or local law, statute or regulation, excepting only claims under applicable workers' compensation law and unemployment insurance claims. By way of example and not in limitation of the foregoing, Arbitrable Claims shall include any claims arising under Title VII of *the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act* and *the Nevada Fair Employment and Housing Act*;

7.2 **Procedure.** Arbitration of Arbitrable Claims shall be in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association, as amended ("AAA Employment Rules"), as augmented in this Agreement. Arbitration shall be initiated as provided by the AAA Employment Rules, although the written notice to the other party initiating arbitration shall also include a statement of the claim(s) asserted and the facts upon which the claim(s) are based. Arbitration shall be final and binding upon the parties and shall be the exclusive remedy for all Arbitrable Claims.

7.3 **Either party may bring an action** in court to compel arbitration under this Agreement and to enforce an arbitration award. Otherwise, neither party shall initiate or prosecute any lawsuit or administrative action in any way related to any Arbitrable Claim. Notwithstanding the foregoing, either party may, at its option, seek injunctive relief. All arbitration hearings under this Agreement shall be conducted in Las Vegas, Nevada. THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO ARBITRABLE CLAIMS, INCLUDING, WITHOUT LIMITATION, ANY RIGHT TO TRIAL BY JURY AS TO THE MAKING, EXISTENCE, VALIDITY OR ENFORCEABILITY OF THE AGREEMENT TO ARBITRATE;

7.4 **Arbitrator Selection and Authority**. All disputes involving Arbitrable Claims shall be decided by a single arbitrator. The arbitrator shall be selected by mutual agreement of the parties within thirty (30) days of the effective date of the notice initiating the arbitration. If the parties cannot agree on an arbitrator, then the complaining party shall notify the AAA and request selection of an arbitrator in accordance with the AAA Employment Rules. The arbitrator shall have authority to award equitable relief, damages, costs and fees to the same extent that, but not greater than, a court would have. The fees of the arbitrator shall be split between both parties equally, unless this would render this Section of Arbitration unenforceable, in which case the arbitrator shall apportion said fees so as to preserve enforceability. The arbitrator shall have exclusive authority to resolve all Arbitrable Claims, including, but not limited to, whether any particular claim is arbitrable and whether all or any part of this Agreement is void or unenforceable;

7.5 **Continuing Obligations**. The rights and obligations of Employee and Company set forth in this Section on Arbitration shall survive the termination of Employee's employment and the expiration of this Agreement.

8. **Prior Agreements; Conflicts of Interest**. Employee represents to Company: (a) that there are no restrictions, agreements or understandings, oral or written, to which Employee is a party or by which Employee is bound that prevent or make unlawful Employee's execution or performance of this Agreement; (b) none of the information supplied by Employee to Company or any representative of Company or placement agency in connection with Employee's employment by Company misstated a material fact or omitted information necessary to make the information supplied not materially misleading; and (c) Employee does not have any business or other relationship that creates a conflict between the interests of Employee and the Company.

9. **Non-Competition**. During the term of this Agreement Employee shall not:

9.1 Start employment with, offer consulting services to, or otherwise become involved in, advise or participate on behalf of any other company, entity or individual, in the field of the Company; and

9.2 Individually or through any agent, for Employee's benefit or on behalf of any other person or entity (i) solicit employees of the Company, to entice them to leave the Company; or (ii) solicit or induce and third party now or at any time during the term of this Agreement who is providing services to the Company, through license, contract, partnership, or otherwise to terminate or reduce their relationships with the Company.

10. **Miscellaneous Provisions**.

10.1 **Authority.** Each party hereto represents and warrants that it has full power and authority to enter into this Agreement and to perform this Agreement in accordance with its terms.

10.2 **Governing Law.** This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Florida.

10.3 **Successors and Assigns**. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.

10.4 **Captions**. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

10.5 **Severability**. In the event that any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

10.6 **Amendment.** This Agreement may be amended only in writing executed by the parties hereto.

10.7 **Attorney's Fees**. In the event of a dispute the prevailing party shall be entitled to be reimbursed for its legal fees by the other party.

10.8 **Finality of Agreement**. The document, when executed by the parties, supersedes all other agreements of the parties with respect to the matters discussed.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first set forth above.

"EMPLOYEE"

William Forhan

CASINO PLAYERS INC

By: ______________________

David Scott, COO

{WKM0926.DOC}

EMPLOYMENT AGREEMENT

THIS AGREEMENT (the "Agreement") effective the 1st day of August, 2004, entered into by and between **Joe Fahoome** ("Employee") and **CASINO PLAYERS, INC.**, ("Company"), a Nevada Corporation, with its principal place of business in Miami , Florida.

The Company desires to employ Employee as its **President** and Employee desires to be so employed and;

NOW, THEREFORE, the parties desire to memorialize herein the terms and conditions of Employee's employment. In consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the parties hereby acknowledge the receipt and sufficiency of which hereto, the parties agree as follows:

1. **Position & Duties**

Employee shall serve as President of Casino Rated Players (CRP) upon the terms set forth in this Agreement. Employee shall have the responsibilities inherent in this position and shall report to the CEO of the Company (William Forhan), and Employee shall perform any other duties reasonably required by Company's Board of Directors. The primary duties are: to build CRP into the casino industries largest Rep Company, implement the corporate business plan generating profits and becoming industry leader, target casino Rep Companies to acquire, introduce Casino Rated Players to casino presidents and generate increased margins, develop strategic marketing plans, accomplish the financial projections, review monthly, quarterly and annual financials with CEO.

2. **Term of Employment**.

Subject to the provisions of this Agreement, the term of Employee's employment under this Agreement ("Period of Employment") shall commence on August 1, 2004, until August 1, 2005 (the "Initial Term"). Unless either party elects to terminate this Agreement at the end of the initial or any renewal term by giving the other party written notice of such election at least ninety (90) days before the expiration of the then current term, this Agreement shall be deemed to have been renewed for an additional term of one (1) year commencing on the day after the expiration of the then current term. Either party may elect not to renew this Agreement with or without cause, in which case this Section 2 shall govern Employee's termination, and not Section 5. Upon expiration of this Agreement after notice of non-renewal, Company shall provide Employee all compensation and benefits to which Employee is entitled through the date of termination and thereafter Company's obligation hereunder shall cease.

3. **Compensation and Benefits**.

Salary. The Company shall pay Employee an annual base salary of Eighty Four thousand dollars ($84,000) during the term of Employee's employment, payable in accordance with the Company's semi-monthly payroll disbursement cycle ("Base Compensation").
Employee's base compensation shall be reviewed each year during the term of Employee's employment, provided that the Company's performance criteria are achieved as set forth by the Company each year.

3.1 **Vacation and Sick Leave**. Employee will be entitled to four (4) weeks of vacation, and sick leave equal to six (6) days per year, and 6 personal days. Vacation time, personal days and sick leave shall not be accumulated after the end of any year. Employee's use of vacation time shall be subject to the prior approval of the CEO of the Company. Sick leave shall accumulate at the rate of one half day per month.

3.2 **Expenses**. With the prior approval of the CEO, the Company shall reimburse Employee for all expenses incurred in connection with his duties on behalf of the Company, provided that Employee shall keep, and present to the Company, records and receipts relating to reimbursable expenses incurred by Employee. Such records and receipts shall be maintained and presented in a format, and with such regularity, as the Company reasonably may require in order to substantiate the Company's right to claim income tax deductions for such expenses.

3.3 **Benefits**. Employee will be entitled to participate in the employee benefit plans or programs of the Company, including medical and life insurance and ISOP, to the fullest extent possible, subject to the rules and regulations applicable hereto and to standard eligibility and vesting requirements of any coverage and shall be furnished with other services and perquisites appropriate to Employee's position. Without limiting the generality of the foregoing, Employee shall be entitled to the following benefits:

(a) Comprehensive medical insurance for Employee ;

4. **Termination**

4.1 Due to Disability

(a) If Employee becomes unable to perform the duties specified hereunder due to partial or total disability or incapacity resulting from a mental or physical illness, injury or any other cause, Company will the payment of Employee's base salary at its then current rate for a period of (4) weeks following the date Employee is first unable to perform such duties due to such disability or incapacity. Thereafter, Company shall have no obligation for base salary, bonus or other compensation payments to Employee during the continuance of such disability or incapacity. Company will continue to provide benefits to Employee so long as Employee remains employed;

(b) If Employee is unable to perform the duties specified hereunder due to partial or total disability or incapacity resulting from a mental or physical illness, injury or any other cause for a period of TEN (10) consecutive weeks or for a cumulative period of SEVENTY (70) business days during any FIVE (5) month period ("Disability"), then, to the extent permitted by law, Company shall have the right to terminate this Agreement thereafter, in which event Company shall have no further obligations or liabilities hereunder after the date of such termination except Employee will be deemed disabled and eligible for the payments outlined in paragraph 5.1(a). EMPLOYEE REPRESENTS THAT TO THE BEST OF EMPLOYEE'S KNOWLEDGE EMPLOYEE HAS NO MEDICAL CONDITION THAT COULD CAUSE PARTIAL OR TOTAL DISABILITY THAT WOULD RENDER EMPLOYEE UNABLE TO PERFORM THE DUTIES SPECIFIED IN THIS AGREEMENT OTHERWISE THE BENEFITS IN PARAGRAPH 5.1(a) SHALL BE NULL AND VOID.

4.2 **Due to Death**. If Employee dies during the period of employment, Employee's employment with Company shall terminate as of the end of the calendar month in which the death occurs. Company shall have no obligation to Employee or Employee's estate for Base Compensation or other form of compensation or benefit other than amounts accrued through the date of Employee's death, except as otherwise required by law or by benefit plans provided at Company expense.

In the event of the termination of Employee's employment due to Employee's death or Disability, Employee or Employee's legal representatives, as the case may be, shall be entitled to:

(a) In the case of death, unpaid Base Compensation earned or accrued through Employee's date of death and continued Base Compensation at a rate in effect at the time of death, through the end of one (1) calendar year after which Employee's death occurs or the end of the employment term which ever is the lesser amount;

(b) Any performance or special incentive bonus earned but not yet paid;

(c) A pro rata performance bonus for the year in which employment terminates due to death or Disability based on the performance of Company for the year during which such termination occurs or, if performance results are not available, based on the performance bonus paid to Employee for the prior year; and

(d) Any other compensation and benefits to which Employee or Employee's legal representatives may be entitled under applicable plans, programs and agreements of Company to the extent permitted under the terms thereof, including, without limitation, life insurance as provided in Section 4.5 above.

4.3 **For Cause** Company may terminate Employee's employment relationship with Company at any time and with ten (10) days prior notice for Cause.

(a) For purposes of this Agreement, termination of employment of Employee by the Company for cause means termination for the following reasons: (i) frequent and unjustifiable absenteeism, other than solely by reason of Employee's illness or physical or mental disability; (ii) failing to follow the reasonable instructions of the President; (iii) proven dishonesty materially injurious to the Company or to its business, operations, assets or condition (an "Adverse Effect"); or gross violation of Company policy or procedure after being warned, notified, or Employee's acknowledged, gross or willful misconduct, or willful neglect to act, which misconduct or neglect is committed or omitted by Employee in bad faith and had an Adverse Effect; and

(b) Company shall have no obligation to Employee for Base Compensation or other form of compensation or benefits, except as otherwise required by law, other than (a) amounts accrued through the date of termination, and (b) reimbursement of appropriately documented expenses incurred by Employee before the termination of employment, to the extent that Employee would have been entitled to such reimbursement but for the termination of employment.

4.4 **Termination Obligations**.

(a) All tangible Company property shall be returned promptly to Company upon termination of the Period of Employment;

(b) All benefits to which Employee is otherwise entitled shall cease upon Employee's termination, unless explicitly continued either under this Agreement or under any specific written policy or benefit plan of Company;

(c) Upon termination of the Period of Employment, Employee shall be deemed to have resigned from all offices and directorships then held with Company or any Affiliate;

(d) Employee's obligations under this Section 5.5 on Termination Obligations, Section 6 on Confidentiality and Non-Disclosure, Section 8 on Inventions, Section 9 on Arbitration, and Section 11 on Non-Competition shall survive the termination of the Period of Employment and the expiration or termination of this Agreement; and

(e) Following any termination of the Period of Employment, Employee shall cooperate fully with Company in all matters relating to completing pending work on behalf of Company and the orderly transfer of work to other employees of Company. Employee shall also cooperate in the defense of any action brought by any third party against Company that relates in any way to Employee's acts or omissions while employed by Company.

5. **Confidentiality and Non-Disclosure**.

Employee agrees to abide by the terms of the Confidentiality and Non-Disclosure Agreement , and proprietary information policies now in effect by the Company or as may be established in the future.

6. **Company Property**.

All products, records, designs, patents, plans, data, manuals, brochures, memoranda, devices, lists and other property delivered to Employee by or on behalf of the Company, all confidential information including, but not limited to, lists of potential customers, prices, and similar confidential materials or information respecting the business affairs of the Company, such as hardware manufacturers, software developers, networks, strategic partners, business practices regarding technology and schedules, legal actions and personnel information, and all records compiled by Employee which pertain to the business of the Company, and all rights, title and interest now existing or that may exist in the future in and to any intellectual property rights created by Employee for the Company, in performing Employee's duties during the term of this Agreement shall be and remain the property of the Company. Employee agrees to execute and deliver at a future date any further documents that the Company, determines may be necessary or desirable to perfect the Company's ownership in any intellectual or other property rights.

7. **Arbitration.**

7.1 **Arbitrable Claims**. To the fullest extent permitted by law, all disputes between Employee (and Employee's attorneys, successors and assigns) and Company (and its Affiliates, shareholders, directors, officers, employees, agents, successors, attorneys and assigns) of any kind whatsoever, including, without limitation, all disputes arising under this Agreement ("Arbitrable Claims"), shall be resolved by arbitration. All persons and entities specified in the preceding sentence (other than Company and Employee) shall be considered third-party beneficiaries of the rights and obligations created by this Section on Arbitration. Arbitrable Claims shall include, but are not limited to, contract (express or implied) and tort claims of all kinds, as well as all claims based on any federal, state or local law, statute or regulation, excepting only claims under applicable workers' compensation law and unemployment insurance claims. By way of example and not in limitation of the foregoing, Arbitrable Claims shall include any claims arising under Title VII of *the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act* and *the Nevada Fair Employment and Housing Act*;

7.2 **Procedure.** Arbitration of Arbitrable Claims shall be in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association, as amended ("AAA Employment Rules"), as augmented in this Agreement. Arbitration shall be initiated as provided by the AAA Employment Rules, although the written notice to the other party initiating arbitration shall also include a statement of the claim(s) asserted and the facts upon which the claim(s) are based. Arbitration shall be final and binding upon the parties and shall be the exclusive remedy for all Arbitrable Claims.

7.3 **Either party may bring an action** in court to compel arbitration under this Agreement and to enforce an arbitration award. Otherwise, neither party shall initiate or prosecute any lawsuit or administrative action in any way related to any Arbitrable Claim. Notwithstanding the foregoing, either party may, at its option, seek injunctive relief. All arbitration hearings under this Agreement shall be conducted in Las Vegas, Nevada. THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO ARBITRABLE CLAIMS, INCLUDING, WITHOUT LIMITATION, ANY RIGHT TO TRIAL BY JURY AS TO THE MAKING, EXISTENCE, VALIDITY OR ENFORCEABILITY OF THE AGREEMENT TO ARBITRATE;

7.4 **Arbitrator Selection and Authority**. All disputes involving Arbitrable Claims shall be decided by a single arbitrator. The arbitrator shall be selected by mutual agreement of the parties within thirty (30) days of the effective date of the notice initiating the arbitration. If the parties cannot agree on an arbitrator, then the complaining party shall notify the AAA and request selection of an arbitrator in accordance with the AAA Employment Rules. The arbitrator shall have authority to award equitable relief, damages, costs and fees to the same extent that, but not greater than, a court would have. The fees of the arbitrator shall be split between both parties equally, unless this would render this Section of Arbitration unenforceable, in which case the arbitrator shall apportion said fees so as to preserve enforceability. The arbitrator shall have exclusive authority to resolve all Arbitrable Claims, including, but not limited to, whether any particular claim is arbitrable and whether all or any part of this Agreement is void or unenforceable;

7.5 **Continuing Obligations**. The rights and obligations of Employee and Company set forth in this Section on Arbitration shall survive the termination of Employee's employment and the expiration of this Agreement.

8. **Prior Agreements; Conflicts of Interest**. Employee represents to Company: (a) that there are no restrictions, agreements or understandings, oral or written, to which Employee is a party or by which Employee is bound that prevent or make unlawful Employee's execution or performance of this Agreement; (b) none of the information supplied by Employee to Company or any representative of Company or placement agency in connection with Employee's employment by Company misstated a material fact or omitted information necessary to make the information supplied not materially misleading; and (c) Employee does not have any business or other relationship that creates a conflict between the interests of Employee and the Company.

9. **Non-Competition**. During the term of this Agreement Employee shall not:

9.1 Start employment with, offer consulting services to, or otherwise become involved in, advise or participate on behalf of any other company, entity or individual, in the field of the Company; and

9.2 Individually or through any agent, for Employee's benefit or on behalf of any other person or entity (i) solicit employees of the Company, to entice them to leave the Company; or (ii) solicit or induce and third party now or at any time during the term of this Agreement who is providing services to the Company, through license, contract, partnership, or otherwise to terminate or reduce their relationships with the Company.

10. **Miscellaneous Provisions**.

10.1 **Authority.** Each party hereto represents and warrants that it has full power and authority to enter into this Agreement and to perform this Agreement in accordance with its terms.

10.2 **Governing Law.** This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Florida.

10.3 **Successors and Assigns**. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.

10.4 **Captions**. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

10.5 **Severability**. In the event that any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

10.6 **Amendment.** This Agreement may be amended only in writing executed by the parties hereto.

10.7 **Attorney's Fees**. In the event of a dispute the prevailing party shall be entitled to be reimbursed for its legal fees by the other party.

10.8 **<u>Finality of Agreement</u>**. The document, when executed by the parties, supersedes all other agreements of the parties with respect to the matters discussed.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first set forth above.

"EMPLOYEE"

____

Joe Fahoome

CASINO PLAYERS INC.

By: ______________________________

William Forhan

CEO

{WKM0926.DOC}

Exhibit 11

THE BUSINESS LAW GROUP
Securities and Corporate Law
Corporate Finance

November 7, 2005

Board of Directors
Casino Players, Inc.

Re: Form 1-A Offering Statement

Ladies and Gentlemen:

We have acted as special securities counsel to Casino Players, Inc. (the "Company"), in connection with the preparation and filing of a Offering Statement on Form 1-A (the "Offering Statement"), covering of up to 8,000,000 shares of the Company's common stock, $.0001 par value per share (the "Shares"), offered under Regulation A, 17 CFR 230.251, *et seq.* As such, we have examined the Offering Statement and such other documents of the Company, as we deemed appropriate under the circumstances.

Based upon the foregoing, and assuming that the Shares will be offered as set forth in the Offering Statement, after the Offering Statement has been qualified, and that there will be full compliance with all applicable securities laws involved under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, Regulation A and other rules and regulations promulgated pursuant to said Acts, and in those states in which the Shares may be offered and sold, we are of the opinion that, upon issuance of the Shares according to the Offering Statement and receipt of the consideration to be paid for the Shares, the Shares will be validly issued, fully paid and non-assessable shares of Common Stock of the Company. This opinion does not cover any matters related to any re-offer or re-sale of the Shares, once issued as described in the Offering Statement.

This opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent. This opinion is based on our knowledge of the law and facts as of the date hereof.

Very truly yours,

The Business Law Group

255 S. Orange Avenue • Suite 1201 • Orlando, Florida 32801-3465
Phone (407) 835-1234 • Fax (407) 425-0032

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami Beach, State of Florida, on November 16, 2005.

Casino Players, Inc.

By:

______________________________ (Date) 11/16/05

William G. Forhan, CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________________ (Date) 11/16/05

Joe Fahoome, President

______________________________ (Date) 11/16/05

J. Bennett Grocock, P.A., Legal Counsel